Exhibit 21.1

For the year ended December 31, 2011, the corporate structure of the Company, after the sale and disposition of certain operating subsidiaries during the fourth quarter of 2011, consisted of the following:

(a)

100% ownership interest of Mount Knowledge Asia Ltd., Hong Kong (“MKA”);

(b)

100% ownership interest of The Language Key Training Ltd., Hong Kong (“LKTR”).

(c)

60.62% ownership interest of MTK USA.

For the year ended December 31, 2012, the corporate structure of the Company, after the sale and disposition of the remaining operating subsidiaries during the first quarter and the fourth corporate of 2012, respectively, consisted of no subsidiaries.

1